SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 5, 2025

Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On February 5, 2025, at 3:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members examined the financial statements for the year ended December 31, 2024, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee's Report; (ii) a favorable opinion of the Supervisory Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration from the Board of Officers, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and the management discussion and analysis report for the operation.

Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE).

In sequence, the Board members resolved, subject to the approval of the General Stockholders' Meeting: (i) in accordance with subitem 6.8, IX of the Corporate Bylaws and the Stockholder's Remuneration Policy, upon the declaration of dividends to stockholders in the amount of R$1.25093 per share, referring to the fiscal year of 2024, in addition to the previously declared amounts for the same fiscal year, and the stockholders will be paid on March 07, 2025; and (ii) in accordance with sub item 6.8, X of the Company's Bylaws and the Stockholder's Remuneration Policy, upon the payment of interest on capital to stockholders in the amount of R$ 0.33344 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.283424 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made on March 07, 2025. Interest will be recorded as credit to the specific account on February 27, 2025. These payments will total the amount of R$ 15 billion, using the final stockholding position recorded on February 17, 2025 as the calculation basis, with their shares traded ex-rights starting February 18, 2025.

At last, the Board members approved the payment, also on March 07, 2025, of the interest on capital already declared by the Board of Directors (i) on August 29, 2024, in the gross amount of R$0.27298 per share (net amount of R$0.232033) per share, using the final stockholding position recorded on September 19, 2024 as the calculation basis; and (ii) on November 28, 2024, in the gross amount of R$0.310560 per share (net amount of R$0.263976) per share, using the final stockholding position recorded on December 09, 2024 as the calculation basis.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), February 05, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabrício Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer